Acquisition of minority interest from Matsushita Electric Industrial Co., Ltd (MEI) Complementary information February 2, 2006 IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Vivendi Universal acquires from MEI for a price consideration of $1,154 million: 1.5% of NBC Universal (NBCU) 7.66% of Universal Music Group (UMG) 7.66% of Universal Interactive (UI), equivalent to 1% of VU Games 7.66% of accumulated cash ($3.7 billion) in Universal Studios Holding I Corp. Simplification of the corporate structure Allocation of resources to strengthen VU's position in global content

Transaction Rationale: a "Smart move for Vivendi Universal" Strengthened position in key assets at a discounted price: Acquisition of a stake with a minority discount estimated at approximately 30% (based on consensus valuation for UMG and the floor value of VU's stake in NBCU) Optimal use of cash resources EPS accretive transaction from year 1: Minimum $30 million positive impact on Net Income in 2006 This impact should more than double through a more efficient foreign exchange management Financial optimization: Simplification of the group's legal, financial and tax structure Improved flexibility in cash management; more fluid cash flow circulation throughout the group Improved management of foreign exchange and reduced related costs Long-term tax optimization opportunity

Organizational Structure Universal Studios Holding I Corp. (Net cash position: $3.7 billion) MEI Holding Inc. (Matsushita Subsidiary) 7.66% 20% 92.34% Universal Music Group, Inc. Universal Studios Holding II Corp. Universal Studios Holding III Corp. NBC Universal Vivendi Universal Holding IV Corp. Vivendi Universal S.A. Vivendi is purchasing Matsushita Electronic Industrial's stake in Universal Studios Holding I Corp. 100% 100% Universal Interactive, Inc. (equivalent to 1% VU Games) 100% 100% Cash origins: UMG accumulated results Dividends from NBCU Cash available at VUE before the NBCU transaction Sale of UCI

Net Purchase Price $873 million for 7.66% equity in USH1 (1.5% of NBCU, 7.66% of UMG and 7.66% of UI) Accumulated Cash $281 million for MEI's share of USH1's accumulated net cash ($3.7 billion x 7.66%) Agreed Price Terms The $1.154 billion acquisition price for MEI's minority interest includes:

If Vivendi Universal were to sell any of its NBCU interest to a 3rd party at a value of more than US$7 billion, Vivendi Universal has agreed to pay MEI its pro-rata share of the difference as follows: 100% if sold in 2006 662/3% if sold in 2007 331/3% if sold in 2008 0% if sold after 2008 However, VU at this time has no intention to sell its stake in NBCU Sole Related Commitment

Important Legal Disclaimer This presentation contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal and Matsushita Electric Industrial Co., Ltd. will not be able to complete the contemplated transaction; one or more the anticipated benefits of the transaction contained in this presentation will not materialize; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.